Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are forms of letters which are being sent to participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C (separate forms are attached for each of the three entities) providing updated voting results.

 [mh letterhead]

May 30, 2013

To Participants in Empire State Building Associates L.L.C.:

Re: Empire State Realty Trust, Inc.

We write to update you on the attainment of supermajority approval in Empire State Building Associates L.L.C. (“Associates”). The solicitation period remains open until we announce its termination.

Report on our Receipt of Consents

As of May 29, we have received more than the required 80% supermajority of votes needed from each of the groups in Associates to approve the consolidation and IPO. As of such date, approximately 92.9% of all interests have voted.

Entity	Total Vote For Transaction	Required Vote
Empire State Building Associates	82.0%	80% per group

We are at this time permitted to close the solicitation and send the buyout notice giving all non-consenting participants ten days to consent, if they wish to avoid a buyout for a price of $100. We have not yet closed the solicitation or sent such buyout notice in any group.

More detail and important information regarding voting on the consolidation and third party portfolio sale proposals in the three public entities follows below.

Additional Consent Related Information

As of May 29, we have also received more than the required votes needed to approve the transaction in six of seven groups in 60 East 42nd St. Associates L.L.C. and more than the required votes to approve it in all groups in 250 East 57th St. Associates L.L.C.

Each of the operating lessees of Empire State Building, One Grand Central Place/ 60 East 42nd (formerly called the Lincoln Building), and 250 West 57th Street have already been authorized to be included in the consolidation and IPO. Should the IPO go forward, the operating lease of One Grand Central Place will be included, regardless of whether the fee position vote is received.

FOR THOSE VOTING “AGAINST” OR “ABSTAIN” OR NOT VOTED:

[Our records indicate you have not yet given your consent. We ask you now to consider submitting your consent.

For your convenience, we have enclosed a duplicate ballot and return envelope.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.

We thank you for your patience and support.]

FOR YES VOTERS:

[Please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com with any question.

We thank you for your patience and support.]

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of May 29, 2013:

•	Empire State Building Associates:

•	Approximately 82.0% of participation interests in the entity (80.7 – 82.7% in each group) have approved.

•	Approximately 88.3% of those voting (87.3 – 88.9% in each group) have approved.

•	Consent forms have been received from approximately 92.9% of participation interests in the entity (92.4 – 93.3% in each group).

•	60 East 42nd St. Associates:

•	Approximately 91.4% of participation interests in the entity (85.7 – 95.5% in each group) have approved.

•	In the only group which has not yet approved, 85.7% of participation interests have approved, 4.8% have voted “against” or “abstain,” and 9.5% have not yet voted.

•	Approximately 96.1% of those voting (94.6 – 98.1% in each group) have approved.

•	Consent forms have been received from approximately 95.1% of the entity (90.5 – 98.4% in each group).

•	250 West 57th St. Associates:

•	Approximately 88.6% of participation interests in the entity (81.9 – 95.1% in each group) have approved.

•	Approximately 95.1% of those voting (89.6 – 99.3% in each group) have approved.

•	Consent forms have been received from approximately 93.2% of the entity (83.6 – 100.0% in each group).

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of May 29, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. Based on the existing consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	Empire State Building Associates:

•	Approximately 72.5% of participation interests in the entity (69.8 – 75.2% in each group) have approved.

•	Approximately 78.1% of those voting (75.6 – 80.6% in each group) have approved.

•	Consent forms have been received from approximately 92.9% of participation interests in the entity (92.4 – 93.3% in each group).

•	60 East 42nd St. Associates:

•	Approximately 81.4% of participation interests in the entity (72.8 – 87.3% in each group) have approved.

•	Approximately 85.6% of those voting (76.1 – 90.6% in each group) have approved.

•	Consent forms have been received from approximately 95.1% of the entity (90.5 – 98.4% in each group).

•	250 West 57th St. Associates:

•	Approximately 79.5% of participation interests in the entity (70.6 – 89.1% in each group) have approved.

•	Approximately 85.3% of those voting (78.0 – 94.6% in each group) have approved.

•	Consent forms have been received from approximately 93.2% of the entity (83.6 – 100.0% in each group).

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

 [mh letterhead]

May 30, 2013

To Participants in 60 East 42nd St. Associates L.L.C.:

Re: Empire State Realty Trust, Inc.

We write to update you on the attainment of supermajority approval in six of the seven groups in 60 East 42nd St. Associates L.L.C. (“Associates”). The solicitation period remains open until we announce its termination.

Report on our Receipt of Consents

As of May 29, we have received more than the required 90% supermajority of votes needed from six of the seven groups in Associates to approve the consolidation and IPO. As of such date, approximately 95.1% of all interests have voted.

Entity	Total Vote For Transaction	Required Vote
60 East 42nd St. Associates	91.4%	90% per group

We are at this time permitted in those six groups to close the solicitation and send the buyout notice giving all non-consenting participants ten days to consent, if they wish to avoid a buyout for a price of $100. We have not yet closed the solicitation or sent such buyout notice in any group.

More detail and important information regarding voting on the consolidation and third party portfolio sale proposals in the three public entities follows below.

Additional Consent Related Information

As of May 29, we have also received more than the required votes needed to approve the transaction in all groups in Empire State Building Associates L.L.C. and more than the required votes to approve it in all groups in 250 East 57th St. Associates L.L.C.

Each of the operating lessees of Empire State Building, One Grand Central Place/ 60 East 42nd (formerly called the Lincoln Building), and 250 West 57th Street has already been authorized to be included in the consolidation and IPO. Should the IPO go forward, the operating lessee of One Grand Central Place will be included, regardless of whether the fee position vote is received.

FOR THOSE VOTING “AGAINST” OR “ABSTAIN” OR NOT VOTED:

[Our records indicate you have not yet given your consent. We ask you now to consider submitting your consent.

For your convenience, we have enclosed a duplicate ballot and return envelope.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.

We thank you for your patience and support.]

FOR YES VOTERS:

[Please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com with any question.

We thank you for your patience and support.]

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of May 29, 2013:

•	60 East 42nd St. Associates:

•	Approximately 91.4% of participation interests in the entity (85.7 – 95.5% in each group) have approved.

•	In group #6, the only group which has not yet approved, 85.7% of participation interests have approved, 4.8% have voted “against” or “abstain,” and 9.5% have not yet voted.

•	Approximately 96.1% of those voting (94.6 – 98.1% in each group) have approved.

•	Consent forms have been received from approximately 95.1% of the entity (90.5 – 98.4% in each group).

•	Empire State Building Associates:

•	Approximately 82.0% of participation interests in the entity (80.7 – 82.7% in each group) have approved.

•	Approximately 88.3% of those voting (87.3 – 88.9% in each group) have approved.

•	Consent forms have been received from approximately 92.9% of participation interests in the entity (92.4 – 93.3% in each group).

•	250 West 57th St. Associates:

•	Approximately 88.6% of participation interests in the entity (81.9 – 95.1% in each group) have approved.

•	Approximately 95.1% of those voting (89.6 – 99.3% in each group) have approved.

•	Consent forms have been received from approximately 93.2% of the entity (83.6 – 100.0% in each group).

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of May 29, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. Based on the existing consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	60 East 42nd St. Associates:

•	Approximately 81.4% of participation interests in the entity (72.8 – 87.3% in each group) have approved.

•	Approximately 85.6% of those voting (76.1 – 90.6% in each group) have approved.

•	Consent forms have been received from approximately 95.1% of the entity (90.5 – 98.4% in each group).

•	Empire State Building Associates:

•	Approximately 72.5% of participation interests in the entity (69.8 – 75.2% in each group) have approved.

•	Approximately 78.1% of those voting (75.6 – 80.6% in each group) have approved.

•	Consent forms have been received from approximately 2.9% of participation interests in the entity (92.4 – 93.3% in each group).

•	250 West 57th St. Associates:

•	Approximately 79.5% of participation interests in the entity (70.6 – 89.1% in each group) have approved.

•	Approximately 85.3% of those voting (78.0 – 94.6% in each group) have approved.

•	Consent forms have been received from approximately 93.2% of the entity (83.6 – 100.0% in each group).

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

 [mh letterhead]

May 30, 2013

To Participants in 250 West 57th St. Associates L.L.C.:

Re: Empire State Realty Trust, Inc.

We write to update you on the attainment of supermajority approval in 250 West 57th St. Associates L.L.C. (“Associates”). The solicitation period remains open until we announce its termination.

Report on our Receipt of Consents

As of May 29, we have received more than the required 75% supermajority of votes needed from each of the groups in Associates to approve the consolidation and IPO. As of such date, approximately 93.2% of all interests have voted.

Entity	Total Vote For Transaction	Required Vote
250 West 57th St. Associates	88.6%	75% in eight out of ten groups

We are at this time permitted to close the solicitation in each group, but have not yet done so.

More detail and important information regarding voting on the consolidation and third party portfolio sale proposals in the three public entities follows below.

Additional Consent Related Information

As of May 29, we have also received more than the required votes needed to approve the transaction in all groups in Empire State Building Associates L.L.C. and more than the required votes to approve it in six of seven groups in 60 East 42nd St. Associates L.L.C.

Each of the operating lessees of Empire State Building, One Grand Central Place/ 60 East 42nd (formerly called the Lincoln Building), and 250 West 57th Street has already been authorized to be included in the consolidation and IPO. Should the IPO go forward, the operating lessee of One Grand Central Place will be included, regardless of whether the fee position vote is received.

FOR THOSE VOTING “AGAINST” OR “ABSTAIN” OR NOT VOTED:

[Our records indicate you have not yet given your consent. We ask you now to consider submitting your consent.

For your convenience, we have enclosed a duplicate ballot and return envelope.

Please feel free to call either of us at 212-850-2660 or e-mail us at inquiries@MalkinHoldings.com with any question.

We thank you for your patience and support.]

FOR YES VOTERS:

[Please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@MalkinHoldings.com with any question.

We thank you for your patience and support.]

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

IMPORTANT DISCLOSURE:

The information in this letter should not be viewed as a prediction of the final outcome. Participants are permitted to change their votes while the solicitation remains open.

Below are the voting results by percentage interest for each entity and the range for the participating groups in each entity with respect to the consolidation proposal as of May 29, 2013:

•	250 West 57th St. Associates:

•	Approximately 88.6% of participation interests in the entity (81.9 – 95.1% in each group) have approved.

•	Approximately 95.1% of those voting (89.6 – 99.3% in each group) have approved.

•	Consent forms have been received from approximately 93.2% of the entity (83.6 – 100.0% in each group).

•	Empire State Building Associates:

•	Approximately 82.0% of participation interests in the entity (80.7 – 82.7% in each group) have approved.

•	Approximately 88.3% of those voting (87.3 – 88.9% in each group) have approved.

•	Consent forms have been received from approximately 92.9% of participation interests in the entity (92.4 – 93.3% in each group).

•	60 East 42nd St. Associates:

•	Approximately 91.4% of participation interests in the entity (85.7 – 95.5% in each group) have approved.

•	In the only group which has not yet approved, 85.7% of participation interests have approved, 4.8% have voted “against” or “abstain,” and 9.5% have not yet voted.

•	Approximately 96.1% of those voting (94.6 – 98.1% in each group) have approved.

•	Consent forms have been received from approximately 95.1% of the entity (90.5 – 98.4% in each group).

Below are voting results by percentage of interest for each entity and the range for the participating groups in each entity with respect to the third party portfolio sale proposal as of May 29, 2013. Note: the consolidation and IPO and the third party portfolio sale proposals are independent of each other. Based on the existing consents for the consolidation and IPO, we will proceed with the consolidation and IPO even if the third party portfolio sale is not approved.

•	250 West 57th St. Associates:

•	Approximately 79.5% of participation interests in the entity (70.6 – 89.1% in each group) have approved.

•	Approximately 85.3% of those voting (78.0 – 94.6% in each group) have approved.

•	Consent forms have been received from approximately 93.9% of the entity (83.6 – 100.0% in each group).

•	Empire State Building Associates:

•	Approximately 72.5% of participation interests in the entity (69.8 – 75.2% in each group) have approved.

•	Approximately 78.1% of those voting (75.6 – 80.6% in each group) have approved.

•	Consent forms have been received from approximately 92.9% of participation interests in the entity (92.4 – 93.3% in each group).

•	60 East 42nd St. Associates:

•	Approximately 81.4% of participation interests in the entity (72.8 – 87.3% in each group) have approved.

•	Approximately 85.6% of those voting (76.1 – 90.6% in each group) have approved.

•	Consent forms have been received from approximately 95.1% of the entity (90.5 – 98.4% in each group).

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.